UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 23, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)

Strike called at Driefontein by AMCU, suspended pending Labour
Court ruling.

Westonaria, 23 January 2014: Sibanye Gold (JSE: SGL & NYSE: SBGL)
advises stakeholders that the Labour Court has postponed for 10 days, judgment on the interdict application brought by the
Chamber of Mines and some of its members, including Sibanye Gold, against the strike notice issued by the Association of
Mineworkers and Construction Union (AMCU) on Monday 20 January
2014.

Furthermore, the Labour Court has prohibited AMCU from engaging in or promoting a strike, pending judgment on 30 January 2014.

Attendance at all Sibanye Gold’s operations was normal this
morning.

It is unfortunate however that there were two operational
incidents at the Driefontein Operations on 22 January 2014. In
the first incident, employees at Driefontein’s Hlanganani (number
5) shaft were apprehended sabotaging a rail line, which resulted in tramming equipment being derailed. In a separate incident, a fire broke out at one of the more marginal, low grade shafts, necessitating the withdrawal of operating crews from the area.
We have suspended crews in the affected areas pending the outcome of further investigations.

Should sabotage be proven, appropriate disciplinary action will be taken and if the perpetrators are found to be members of a union or association, we will not hesitate to claim for damages and losses from that union or association, as these are illegal strike activities.

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 23, 2014
By:             /s/ Charl Keyter
Name:        Charl Keyter
Title:          Chief Financial Officer